

33 East Main Street
Suite 500
Madison, WI 53703-3095
Mailing Address:
P.O. Box 2038
Madison, WI 53701-2038
Phone:
608.257.7181
Fax:
608.257.2508
www.murphydesmond.com

Jennifer M. Krueger
Direct Line 608.268.5577
Facsimile 608.257.4333
jkrueger@murphydesmond.com

MurphyDesmond S.C.
LAWYERS

20 November 2009

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Attn: Ms. Janice McGuirk, Examiner
c/o Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

SEC Mail Processing
Section
NOV 23 2009
Washington, DC
110

Re: Oakleys Shooting Range, Inc.

Dear Ms. McGuirk:

Below are the requested responses to the SEC's comments from October 23, 2009:

Cover Page to Form 1-A

1. **In the next amendment, please indicate that this is Amendment No. 2 to the Form 1-A Offering Statement.**

   Form 1-A states that this is Amendment No. 2 to the Offering Statement.

Part I. Notification

Item 1. Significant Parties

2. **As previously requested in comment #2 of our March 27, 2009 letter, please provide a business and residential address for each of the directors, officers, and record owners of 5 percent or more of the company's equity securities.**

   Officers / Directors / Record Owners:

Nancy Bode:	(h) 507 Clough Avenue Superior, WI 54880	(b) 1609 Baxter Avenue Superior, WI 54880
Joe Harrison:	(h) 807 Wright Street Brainerd, MN 56401	(b) 1609 Baxter Avenue Superior, WI 54880

Madison | Janesville

CF1-00206794

Dan Parkinson: (h) 1321 Cedar Avenue   (b) N/A
                       Superior, WI 54880

Theresa Taylor Olson: (h) 7610 ½ John Avenue   (b) 1609 Baxter Avenue
                       Superior, WI 54880   Superior, WI 54880

Beneficial Owners:

Donovan H. Bode:
(h) 507 Clough Avenue   (b) N/A
    Superior, WI 54880

Patricia Harrison:
(h) 807 Wright Street   (b) 807 Wright Street
    Brainerd, MN 56401   Brainerd, MN 56401

Leslie Parkinson:
(h) 1321 Cedar Avenue   (b) 1621 Belknap Street
    Superior, WI 54880   Superior, WI 54880

Item 4. Jurisdiction in Which Securities are to be Offered

3. **With respect to previous comment #7 from our March 27, 2009 letter, please tell us <u>specifically</u> how each of the individuals satisfy the elements of the Exchange Act Rule 3a4-1(a)(ii) or (iii).**

The response has been revised as follows:

Nancy Bode, Joe Harrison and Dan Parkinson are exempt from broker-dealer registration pursuant to Exchange Act Rule 3a4-1. These individuals will only sell the Company's securities and do not conduct these securities-related actions as part of a regular business. None of these individuals are subject to a "statutory disqualification" as defined in Section 3(a)(39) of the Act. Further, none of these individuals will be compensated by payment of commissions or other remuneration based directly or indirectly on securities transactions. None of these individuals are associated persons of a broker or dealer now or within the last 12 months. Finally, these individuals will limit their sales activities as set forth under Rule 3a4-1(4)(ii) and (iii). Specifically, Nancy Bode, Joe Harrison and Dan Parkinson will not participate in selling an offering of securities for any issuer more than once every 12 months. It is anticipated that each of these individuals will each conduct an informational meeting to potential investors. During the informational meeting, potential investors will be given a copy of this Offering. Further, Nancy Bode, Joe Harrison and Dan Parkinson will discuss the Company's plans as described in the Offering and answer any questions from the potential investors. Other than the three informational meetings conducted by Nancy Bode, Joe Harrison and Dan Parkinson, these individuals shall restrict their activities to: (i) preparing and answering written communication approved by a partner, officer or director of the issuer to potential purchasers; (ii) responding to inquiries of potential purchasers in communications initiated by the potential purchasers; and, (iii) performing ministerial and clerical work involved in effecting any transaction. These communications and responses will be limited to information contained in this Offering.

Part II. Offering Circular

Risk Factors, page 3

4. **We note your response to comment 19 and the addition of the risk factor "Failure to obtain financing from the small business administration." Please revise to clearly indicate the risks to investors being addressed in this risk factor. Additionally, we do not understand your statement that "the company will be unable to move forward with the Company's plans without raising a new minimum of $2,500,000 under this Offering." Your offering currently indicates a minimum offering amount of $1,100,000 with a $2,960,000 maximum amount. Is the company planning on changing or increasing the offering amounts? Clarify the risks to the company of not receiving the $1.4 million from the Small Business Administration under the current offering with the minimum offering of $1.1 million. We may have further comment.**

   The risk factor has been revised as follows:

   Failure to Obtain Financing from the Small Business Administration. If the Company is unable to secure at least $1,400,000 in financing from the Small Business Administration within 9 months after the minimum amount of this Offering is achieved, the Company will be unable to move forward with the Company's plans and will promptly return all funds raised under this Offering to the subscribers.

5. **The risk factor "Economic risks" should be revised to clearly characterize the nature of the risk being addressed. Please note, if a risk factor is included in your offering circular, you should describe the risk clearly and concretely and include the nature of the specific risk or harm to your investors. The company should avoid generalized statements and include only those factors which are unique to the company. Revise your risk factors as appropriate to clearly describe the risks being addressed.**

   The risk factors have been revised as follows:

(a) <u>Failure to Obtain Financing from the Small Business Administration</u>. If the Company is unable to secure at least $1,400,000 in financing from the Small Business Administration within 9 months after the minimum amount of this Offering is achieved, the Company will be unable to move forward with the Company's plans and will promptly return all funds raised under this Offering to the subscribers.

(b) <u>Limited Operating History</u>. The Company was organized on August 4, 2008 and does not have any meaningful operating history. For this reason, there is not enough information or history to base future performance.

Before the Company can begin generating any revenue, it must purchase real estate, construct a building, purchase the necessary equipment and attract enough customers to bring in sufficient revenue to the business. Since the Company is a new business, Management does not know if the Company will attract a sufficient number of customers who will spend monies to cause the Company to breakeven or generate a profit. It is a risk of this venture, as a new type of business in this geographic area, to attract customers that will generate sufficient monies to breakeven. The Company currently has working capital in the amount of $2,018. There is insufficient working capital as a reserve beyond 3 months of initial operations.

(c) <u>Forced Reductions If Only The Minimum Offering Is Raised</u>. If only the minimum Offering of $1,100,000 is raised or some amount substantially less than $2,960,000 is raised, the Company will make decisions about reducing expenditures for the size of the building, inventory and equipment purchases and other costs of operation. These reductions will likely have a material impact on the Company's operations. These reductions will likely include: (i) eliminating the archery and video shooting area; (ii) removing the gun cleaning area; and, modifying the site plan for reductions in the building's size.

(d) <u>Customers Limited Funds</u>. The recent economic downturn may negatively impact the Company's operations. Potential customers may have limited funds to spend on recreational activities such as shooting and archery. The Company will not be successful if it is unable to attract customers who will spend money at its facilities.

(e) <u>Injuries Or Death As A Result Of Firearm Or Archery Use</u>. Firearms and archery equipment will be used at the Company's facility. While the Company will take several steps to make the facility as safe as possible, there is no guarantee that a customer will not suffer an injury or death as a result of the activities. While the Company is exploring insurance options for this risk, the Company may be financially responsible in the event of an injury or death.

(f)   No Current Cash Distributions.   To date, the Company has not paid any dividends.   The Company expects to generate sufficient revenue to make distributions, but it is unlikely that distributions will be made prior to 2013.

(g)   Founding Shareholders Will Control The Company Even If All Voting Common Shares Are Purchased. The preferred stock does not have any voting rights. Rather, all shareholder decisions are made by vote of the shareholders holding the voting common shares. Even if an investor purchased all available 96 voting common shares under this Offering, the investor would not hold a majority of the voting common shares and, therefore, would be unable to control the outcome of the shareholder vote.

Currently, the Company's founders own the following shares of common voting stock: Nancy Bode (66 shares), Joe Harrison (66 shares), Dan Parkinson (66 shares) and Theresa Taylor Olson (6 shares). The founders will hold the majority of the voting common shares even if all of the voting common shares offered are purchased.

(h)   The Offering Price Of The Shares Is Arbitrary. There is no public trading market for the Company's Shares and the price of the Shares offering in this Offering bears no relationship to the assets, book value, net worth or any recognized criteria of value of the Company. The price of the Shares ($10,000 per share of voting common stock and $250 per share of non-voting preferred stock) was determined arbitrarily by management of the Company. In determining the Offering price, the Company considered, among other things, the Company's financial resources and its growth and profit potential. In 2008, Nancy Bode, Joe Harrison and Dan Parkinson paid $200 per share of voting common stock. Theresa Taylor Olson received her shares in exchange for the following services performed for the Company: handling possible financing options for the Company with the NE Entrepreneur Fund of the Development Association of Douglas County, Small Business Administration and this Offering.

(i)   Limited Transfer Of The Shares. Federal and state securities laws may provide substantial limitations on the transferability or the assignability of the Shares. Should a change in circumstances arising from an event not presently contemplated cause purchaser to desire to transfer his or her Shares or any portion thereof, purchaser may be prohibited from doing so, and even if permitted, purchaser may find no buyer for the Shares due to market conditions or the general illiquidity of the Shares. There is no established or public market for the Shares and it Is not anticipated that a public market for the Shares will develop.

Further, the Company's bylaws restrict the transfer of the voting common stock. Absent an affirmative vote of the Board of Directors, transfer of the voting common stock is restricted to the common shareholder's: (i) spouse, children, parents or siblings ("Family Members"); (ii) a trust where the shareholder is the grantor and the shareholder's Family Members are the beneficiaries; and, (iii) the Company. The Company's Bylaws do not restrict the transfer of the non-voting preferred stock.

(j)   <u>Inexperience Of The Officers And Directors</u>. The Company's officers and directors have no experience in the operation of a company in the start-up or development stage. The ability of the Company to construct a facility and attract customers will depend upon the managerial abilities of the officers and directors. There is no assurance that the operation of the Company will be profitable.

(k)   <u>Costs of Offering</u>. No commissions or other form of remuneration will be paid to anyone involved in the offer and sale of the Shares. The Company will use its operating revenue or a portion of the proceeds from this Offering of Shares to pay for expenses relating to making the offer of the Shares, including legal expenses of approximately $50,000. The Company has already been billed for approximately $35,000 in legal fees, $30,000 of which are listed as an Accounts Payable on the Balance Sheet.

6. **Revise your risk factor subheadings to ensure they specifically disclose the material risk that you discuss in the text. Refrain from merely stating facts or describing events that may occur in the future in your subheadings. For example, what are the risks to investors in the subheadings "Economic Risks", "Minimum offering risk", "Market risk", "Industry risks", "Control of Business", "Offering price", and "Restrictions of Transfer". Revise your risk factor subheadings to disclose the risks being discussed. Also revise your risk factor disclosure to clearly state the material risks in each of your risk factors.**

Please see Response No. 5, above.

7. **We note your response to comment 22 that "the company expects to generate sufficient revenue to make distributions, but it is unlikely that distributions will be made prior to 2011." We do not understand the basis for your belief that the company will be able to make distributions in 2011 given that the company has**

not commenced operations and has never had any revenues or net income to date. Please revise your statement as appropriate.

The risk factor has been revised as follows:

No Current Cash Distributions. To date, the Company has not paid any dividends. The Company expects to generate sufficient revenue to make distributions, but it is unlikely that distributions will be made prior to 2013.

8. **Please expand section (h) "Control of Business" to state the total amount of shares held by the company's founders. Also, please indicate that they will hold the majority of the voting common shares even if all of the shares offered are purchased.**

The risk factor has been revised as follows:

Founding Shareholders Will Control The Company Even If All Voting Common Shares Are Purchased. The preferred stock does not have any voting rights. Rather, all shareholder decisions are made by vote of the shareholders holding the voting common shares. Even if an investor purchased all available 96 voting common shares under this Offering, the investor would not hold a majority of the voting common shares and, therefore, would be unable to control the outcome of the shareholder vote.

Currently, the Company's founders own the following shares of common voting stock: Nancy Bode (66 shares), Joe Harrison (66 shares), Dan Parkinson (66 shares) and Theresa Taylor Olson (6 shares). The founders will hold the majority of the voting common shares even if all of the voting common shares offered are purchased.

(i) Offering Price, page 3

9. **A clear statement should be added that management arbitrarily determined the price of $10,000 per share for the shares being offered; however, management paid $200 per share in 2008.**

The risk factor has been revised as follows:

The Offering Price Of The Shares Is Arbitrary. There is no public trading market for the Company's Shares and the price of the Shares offering in this Offering bears no relationship to the assets, book value, net worth or any recognized criteria of value of the Company. The price of the Shares ($10,000 per share of voting common stock and $250 per share of non-voting preferred stock) was determined arbitrarily by management of the Company. In determining the Offering price, the Company considered, among other things, the Company's financial resources and its growth and profit potential. In 2008, Nancy Bode, Joe Harrison and Dan Parkinson paid $200 per share of voting common stock. Theresa Taylor Olson received her shares in exchange for the following services performed for the Company: handling possible financing options for the Company with the NE Entrepreneur Fund of the Development Association of Douglas County, Small Business Administration and this Offering.

10. **Please revise to address the risks to investors from the arbitrary establishment of the offering price.**

Please see Response No. 9, above.

11. **Please consider adding the risk factors addressing the absence of a trading market for the company's securities and the financial position of the company or advise us why the risk factors are not necessary.**

Please see Response No. 9, above.

Business and Properties, page 4

12. **Please expand your disclosure in section 3. (b) to briefly disclose how the proceeds of the $30,000 loan are being used.**

The disclosure relating to the $30,000 loan has been amended to include the following:

The Company has already received $30,000 from the NE Entrepreneur Fund of the Development Association of Douglas County. $25,000 of this loan has an interest rate of 8.6%, with the final monthly payment of $213 in May 2014. The remaining $5,000 has an interest rate of 0%, with the final monthly payment of $208 in May 2011. Currently, the monthly payments for this loan are being made by the Company with the proceeds of the $5,000 loan. The Company has also used these monies as follows: (i) booths at county fairs to market the Company's name; (ii) Faster Solutions for web design services; (iii) Swim Creative for marketing services; (iv) accounting fees; and, (v) legal fees.

13. **It would appear that the executed loan agreement with the NE Entrepreneur Fund of the Development Association of Douglas County should be filed as an exhibit.**

We have included the executed loan agreement with the NE Entrepreneur Fund of the Development Association of Douglas County as an exhibit.

14. **We note your revised disclosures describing the financing sought from the Small Business Administration in addition to the funds to be raised through this offering. Expand your disclosures to describe the company's contingency plans should the Small Business Administration offer less than $1,400,000 in financing.**

The disclosure relating to the Small Business Administration has been amended to include the following:

> The Company needs $1,400,000 in financing from all sources to proceed with its plans. The Company also plans to seek financing ($1,400,000 to $2,000,000) from the Small Business Administration. The Small Business Administration may reject the Company's loan application regardless of the results of this Offering. If the Company is unable to secure at least $1,400,000 in financing from the Small Business Administration within 9 months after the minimum amount of this Offering is achieved, the Company will be unable to move forward with the Company's plans and will promptly return all funds raised under this Offering to the subscribers. Currently, the Company does not have any alternative funding sources if the Small Business Administration denies its application. The Company's treasurer, Joe Harrison, is familiar with the SBA504 loan process. Based on Joe Harrison's experience as a commercial loan officer, the exact loan amount will be determined by the success of this Offering as the Small Business Administration, under a SBA504 loan, will lend up to 90% of the collateralized value of a company, up to a maximum of $2,000,000. The application process for the SBA504 loan will not begin until the minimum Offering is achieved and is anticipated to take 90-180 days. The Small Business Administration requires the following from potential borrowers: (i) application; (ii) resumes of the principle shareholders; (iii) the Company's financial statements and three-year financial projections; (iv) the Company's organization documents and a resolution authorizing the Company's borrowing; and, (v) site plans for the facility (but not complete architectural plans) with cost projections. Thus, the Company has not received any preliminary loan approval for this SBA504 loan. The SBA504 loan funds will be disbursed by the loan servicer in 3 payments as the Company needs the money (demonstrated by written documentation that must be submitted by the Company). For the Company to receive the last of the 3 payments, the Company must show that the facility's construction is completed and all subcontractors have been paid. The interest rate on the SBA504 loan is tied to the prime interest rate and will fluctuate until the application is approved.

15. Inasmuch as the amount of the loan from the SBA is contingent upon the amount received from this offering, consideration should be given to stating the minimum amount of financing needed from all sources for the company to commence its project and move forward with its plans as described here.

Please see Response No. 14, above.

16. We note the new disclosure added on page 5, "[I]f the company is unable to secure at least $1,400,000 in financing from the Small Business Administration, the company will be unable to move forward with the company's plans without raising a new minimum of $2,500,000 under this offering." (emphasis added). Please note that the company must establish the terms of the offering prior to its commencement of the offering, which terms cannot be changed during the offering period. Revisions in the terms of an offering (in this case changes to the minimum offering amount) during the offering period would constitute a different transaction than the one offered in the company's offering statement and offering circular. Please revise your disclosure as appropriate. We may have further comment.

Please see Response No. 14, above.

17. Please clearly address the company's plans in the event the minimum is raised in this offering but funds are not available through the Small Business Administration. Will the funds received from subscribers be returned?

Please see Response No. 14, above.

18. Please add a statement here and through your offering statement that if the minimum is not raised that subscribers' funds will be promptly returned.

The following statement has been added here and in other applicable locations in the Offering Statement:

If the minimum amount of this Offering is not raised within the stated 12-month period (February 1, 2010 to February 1, 2011), all funds raised under this Offering shall be promptly returned to the subscribers.

19. We note your added disclosures at Questions 3(a) and 3(g) describing the process by which you will seek financing from the Small Business Administration. In addition, we note the exact loan amount will be determined by the success of this offering as the Small Business Administration, under a SBA04 loan, will lend up

to 90% of the collateralized value of a company (up to a maximum of $2,000,000). Please expand your disclosures within Questions 3)(g) and 4(a) to clarify why you believe financing is assured from the Small Business Administration should you achieve the proceeds of the offering. We may have further comment.

Please see Response No. 14, above.

20. Consider adding a statement indicating that your application for loan funds may be rejected by the Small Business Association regardless of the results of this offering, or advise us why such funds are assured should you achieve your targeted collateralized value.

Please see Response No. 14, above.

21. We note your statement on page 11 in your response to questions 3(g) that "currently the monthly payments for this loan are being made by the company with the proceeds of the $5,000 loan." Please clarify who made the $5,000 loan to the company which is being used to make the loan payments on the NE Entrepreneur loan.

This response has been amended to further explain that the "$5,000 loan" is the $5,000 no interest portion of the loan from the NE Entrepreneur Fund of the Development Association of Douglas County.

22. Please also indicate the number of employees the company anticipates it will have within the next 12 months. We note your statement that the company will anticipates that it will have 5 employees within its first 12 months of the facility's operation.

The response has been revised to include the following:

Currently, the Company does not have any employees and will not have any employees for the next 12 months.

23. Please briefly clarify, on page 13, whether the company will allow the rented firearm to be taken off the company's premises. We note on page 32 and elsewhere that firearm rentals will be for use on the facility's premises.

The response has been revised to include the following:

The Company intends to rent firearms for use only on the Company' premises and sell ammunition.

24. **Please revise your table on page 16 under "Expected Manner of Occurrence or Method of Achievement" to remove the contingency of raising the minimum amount in the offering. The offering must have a <u>fixed</u> minimum amount. Please revise as appropriate.**

This contingency has been removed from the table.

25. **We note that you indicate in your milestone section the company will obtain feedback from the army Corps of Engineers and the Department of Natural Resources about the 4 potential sites by the end of June 2009. Please revise an appropriate section in your offering circular to briefly address the feedback received from these entities.**

The response has been revised to include the following:

The Army Corps of Engineers and the Department of Natural Resources reviewed the 4 potential sites and both entities agreed on the same parcel. This parcel has a higher elevation, few neighbors, and was not located in any wetlands. This parcel is the Company's targeted location.

26. **We note your response to comment 44. Please revise your discussion following Question 4(b) to clarify the effects of any delays upon the company's liquidity.**

The response has been amended as follows:

Event	Effect of Delay
Financing from the NE Entrepreneur Fund of the Development Authority of Douglas County	No delay possible; financing of $30,000 already received by the Company
Sale of securities pursuant to this Offering	A delay in the sale of securities will cause a delay in the Company achieving its minimum offering. This minimum offering delay will force the Company to wait to purchase real estate until the minimum offering is achieved. This delay will have little impact on the Company's liquidity given the anticipated low monthly expenses during this time.

Event	Effect of Delay
Financing from the Small Business Administration	Delays with obtaining financing from the Small Business Administration will delay the Company's plans to construct the facility and beginning revenue-generating activities. A significant delay may cause the Company to scale back its facility by: (i) eliminating archery and video shooting areas; (ii) removing the gun cleaning area; and, (iii) modifying the site plan for reductions in the building's size. This delay will have little impact on the Company's liquidity given the anticipated low monthly expenses during this time.
Purchase real estate	Delays in the necessary milestone in purchasing real estate will delay the Company's plans to build the facility and begin revenue-generating operations. This delay will have little impact on the Company's liquidity given the anticipated low monthly expenses during this time.
Build the facility on the real estate	Delays in building the facility will delay the Company's plans to begin revenue-generating operations. This delay will have little impact on the Company's liquidity given the anticipated low monthly expenses during this time.
Purchase the equipment	Delays in purchasing the equipment will delay the Company's plans to begin revenue-generating operations. This delay will have substantial impact on the Company's liquidity given the anticipated monthly expenses such as loan repayments to the Small Business Administration during this time.
Facility opens and the Company makes its first sale	Delays related to opening the facility will delay the Company's revenue-generating operations. This delay will have substantial impact on the Company's liquidity because it will delay the Company's ability to generate a profit and pay expenses such as the loan repayments to the Small Business Administration.

Offering price factors, page 22

27. **Please revise your response to Question 5 to indicate the amount of losses as of July 31, 2009.**

The response has been revised to include the following losses as of September 30, 2009, the most recent financial statements:

As of September 30, 2009, the net losses were $15,977 or a loss of $78.32 per share.

Use of Proceeds, page 26

28. **We note your response to comment 51. Please correct the Net Proceeds amounts under both the Maximum Sold and Minimum Sold columns.**

   This mathematical error has been corrected.

29. **Please revise to include a column in your use of proceeds table addressing the use of proceeds if the minimum is raised and there is no financing from the Small Business Administration.**

   If the Company is unable to secure at least $1,400,000 in financing from the Small Business Administration within 9 months after the minimum amount of this Offering is achieved, the Company will be unable to move forward with the Company's plans and will promptly return all funds raised under this Offering to the subscribers. Thus, the Company has not included a column addressing the use of proceeds if the minimum is raised and there is no financing from the Small Business Administration.

30. **Please tell us how you considered the inclusion of interest expense and loan repayments on the financing provided from the Small Business Administration and Development Association of Douglas County within your Use of Proceeds table at Question 9(a) and your evaluation of liquidity for the next 12 months at Question 12.**

   The inclusion of interest expense and loan repayments were included in the working capital amount in the Use of Proceeds chart and in the evaluation of liquidity. A footnote has been included in Question 9(a) and a disclosure in Question 12 as follows:

   Until operations result in sufficient revenue, the working capital will be used for payment of the Company's expenses such as insurance ($12,000), utilities ($39,800), loan and interest repayments to the NE Entrepreneur Fund of the Development Association of Douglas County ($4,932) and the Small Business Association (repayment amount will depend on loan amount, interest rate and timing of the loan) and other costs related to the development of the Company's business such as advertising ($37,000).

31. **We note your response to comment 53. We also note your disclosure in response to Question 12 that indicates that funds will be used for insurance, utilities and advertising. Please include these notes uses in your footnote addressing the uses of working capital.**

A footnote has been included in Question 9(a) and a disclosure in Question 12 as follows:

Until operations result in sufficient revenue, the working capital will be used for payment of the Company's expenses such as insurance ($12,000), utilities ($39,800), loan and interest repayments to the NE Entrepreneur Fund of the Development Association of Douglas County ($4,932) and the Small Business Association (repayment amount will depend on loan amount, interest rate and timing of the loan) and other costs related to the development of the Company's business such as advertising ($37,000).

32. **Please revise your response to Question 10(a) to address the company's plans if the company raises the minimum amount of proceeds and the company is not able to secure financing from the Small Business Administration.**

The response has been revised to include the following:

The Company also plans to seek financing ($1,400,000 to $2,000,000) from the Small Business Administration. The Small Business Administration may reject the Company's loan application regardless of the result of this Offering. If the Company is unable to secure at least $1,400,000 in financing from the Small Business Administration within 9 months after the minimum amount of this Offering is achieved, the Company will be unable to move forward with the Company's plans and will promptly return all funds raised under this Offering to the subscribers. Currently, the Company does not have any alternative funding sources if the Small Business Administration denies its application. The Company's treasurer, Joe Harrison, is familiar with the SBA504 loan process. Based on Joe Harrison's experience as a commercial loan officer, the exact loan amount will be determined by the success of this Offering as the Small Business Administration, under a SBA504 loan, will lend up to 90% of the collateralized value of a company, up to a maximum of $2,000,000. The application process for the SBA504 loan will not begin until the minimum offering is achieved and is anticipated to take 90-180 days. The Small Business Administration requires the following from potential borrowers: (i) application; (ii) resumes of the principle shareholders; (iii) the Company's financial statements and three-year financial projections; (iv) Company's organizational documents and a resolution authorizing the Company's borrowing; and, (v) site plans for the facility (but not complete architectural plans) with cost projections. Thus, the Company has not received any preliminary loan approval for this SBA504 loan. The SBA504 loan funds will be disbursed by the loan servicer in 3 payments as the Company needs the money (demonstrated by written documentation that must be submitted by the Company). For the company to receive the last of the 3 payments, the Company must show that the facility's construction is completed and all subcontractors have been paid. The interest rate on the SBA504 loan is tied to the prime interest rate and will fluctuate until the application is approved.

33. **Please clarify whether there are any other sources for the funding beyond securing financing through the Small Business Administration.**

Please see Response No. 33, above.

34. **We note your response to comment 58. Please revise your response to Question 11 to indicate the current amount of working capital. Also include your statement that there is insufficient working capital as a reserve beyond 3 months of initial operations.**

The response has been revised to include the following:

The Company currently has working capital in the amount of $2,018. There is insufficient working capital as a reserve beyond 3 months of initial operations.

35. **We note your disclosure in Question 12. Please revise to clearly address that the minimum funding amount from the offering will require the company to raise additional funds.**

The response has been revised to include the following:

The Company needs $1,400,000 in financing from all sources to proceed with its plans.

The Company also plans to seek financing ($1,400,000 to $2,000,000) from the Small Business Administration. The Small Business Administration may reject the Company's loan application regardless of the result of this Offering. If the Company is unable to secure at least $1,400,000 in financing from the Small Business Administration within 9 months after the minimum amount of this Offering is achieved, the Company will be unable to move forward with the Company's plans and will promptly return all funds raised under this Offering to the subscribers. Currently, the Company does not have any alternative funding sources if the Small Business Administration denies its application. The Company's treasurer, Joe Harrison, is familiar with the SBA504 loan process. Based on Joe Harrison's experience as a commercial loan officer, the exact loan amount will be determined by the success of this Offering as the Small Business Administration, under a SBA504 loan, will lend up to 90% of the collateralized value of a company, up to a maximum of $2,000,000. The application process for the SBA504 loan will not begin until the minimum offering is achieved and is anticipated to take 90-180 days. The Small Business Administration requires the following from potential borrowers: (i) application; (ii) resumes of the principle shareholders; (iii) the Company's financial statements and three-year financial projections; (iv) the Company's organization documents and a resolution authorizing the Company's borrowing; and, (v) site plans for the facility(but not complete architectural plans) with cost projections. Thus, the Company has not received any preliminary loan approval for this SBA504 loan. The SBA504 loan funds will be disbursed by the loan servicer in 3 payments as the Company needs the money (demonstrated by written documentation that must be submitted by the Company). For the Company to receive the last of the 3 payments, the Company must show that the facility's construction is completed and all subcontractors have been paid. The interest rate on the SBA504 loan is tied to the prime interest rate and will fluctuate until the application is approved.

If the minimum amount of this Offering is not raised within the stated 12-month period (February 1, 2010 to February 1, 2011), all funds raised under this Offering shall be promptly returned to the subscribers.

Capitalization, page 33

36. **Please revise your retained earnings balance at July 31, 2009 to match the deficit accumulated during the development stage, as shown in the accompanying balance sheet. In addition, tell us and add footnote disclosure to your capitalization table describing the manner in which you have computed 'Long-term debt' within the Minimum and Maximum columns.**

The retained earnings balance has been revised to match the deficit accumulated during the development stage as shown in the September 30, 2009 balance sheet. In addition, the response has been amended to include the following footnote:

The long-term debt is computed by adding the sum of the long-term portion of the NE Entrepreneur Fun of the Development Association of Douglas County ($11,721) plus the anticipated loan from the Small Business Administration ($1,400,000 if the minimum Offering is achieved and $2,000,000 if the maximum offering is achieved).

37. **'Total Capitalization' should be computed by summing the components of 'Total Debt' and 'Total Stockholders' Equity'. For example, as of 7/31/09, 'Total Debt**

Capitalization' should be presented as **$76,018, rather than $0. Please revise your table accordingly.**

The table has been revised per this comment.

38. **We calculate the minimum Preferred Stock value to be $1,000,000 (or 4,000 non-voting preferred shares multiplied by $250 per share). Please revise your Capitalization table accordingly.**

The table has been revised per this comment.

Description of Securities, page 34

39. **With respect to the new language in the penultimate paragraph, please clarify the party that is required to prepare "...a written statement that shows to the company's satisfaction that such transfer will meet all applicable transfer, tax and securities laws or be exempt therefrom." This written statement appears to be in addition to the company's seeking "its own legal opinion on these transfer matter".**

The response has been revised to include the following:

Further, each transfer of voting common shares is subject to the Company receiving a written statement from the transferor's counsel that shows to the Company's satisfaction that such transfer will meet all applicable transfer, tax and securities laws or be exempt therefrom. The Company may also seek its own legal opinion on these transfer matters and any expenses incurred by the Company in obtaining said opinion shall be paid by the transferring shareholder. (See Section 2.5 of the Bylaws).

Plan of Distribution, page 40

40. **We note your response to comment 68 that the offering period will be from November 1, 2009 to November 1, 2010 and the reference to a possible extension has been removed. We also note your disclosure on page 54 that "[T]his time period may be extended for an additional year by a majority vote of the Board of Directors." Please revise your response to Question 26(b) as appropriate.**

The offering period has been revised to February 1, 2010 to February 1, 2011. The reference on page 54 to the extension has been deleted.

Directors of the Company, page 46

41. **We note the statement under 35.(c) that "[N]one of the officers or directors has ever managed another company in the start-up or development stage." Please consider adding a risk factor to address this.**

The following risk factor has been added:

<u>Inexperience Of The Officers And Directors</u>. The Company's officers and directors have no experience in the operation of a company in the start-up or development stage. The ability of the Company to construct a facility and attract customers will depend upon the managerial abilities of the officers and directors. There is no assurance that the operation of the Company will be profitable.

Principal Stockholders, page 48

42. **Please revise the amounts within the column 'Average Price Per Share' of Item 37 to also reflect per common share amounts (e.g. $200 per share) along with the cumulative totals paid by your common shareholders.**

Item 37 has been amended as follows:

Class of Shares: Voting Common Stock	Average Price Per Share	No. of Voting Common Shares Now Held	% of Total Outstanding Shares of Voting Common Stock	No. of Voting Common Shares After Offering if All Securities Sold	% of Total
Nancy Bode 507 Clough Ave. Superior, WI 54880 (218) 349-0686 1609 Baxter Avenue Superior, WI 54880 Bank Operations Manager	$13,200 ($200 per voting common share) Purchased on a subscription basis for $13,200. As of 9/30/09, paid $9,078.67 of the purchase price.	66	32%	66	22%

Class of Shares: Voting Common Stock	Average Price Per Share	No. of Voting Common Shares Now Held	% of Total Outstanding Shares of Voting Common Stock	No. of Voting Common Shares After Offering if All Securities Sold	% of Total
Joe Harrison 807 Wright Street Brainerd, MN 56401 1609 Baxter Avenue Superior, WI 54880 (218) 838-2208 Commercial Banker	$13,200 ($200 per voting common share) Purchased on a subscription basis for $13,200. As of 9/30/09, paid $9,078.67 of the purchase price.	66	32%	66	22%
Dan Parkinson 1321 Cedar Avenue Superior, WI 54880 (218) 348-1117 Firearm rentals and repair	$13,200 ($200 per voting common share) Purchased on a subscription basis for $13,200. As of 9/30/09, paid $9,078.67 of the purchase price.	66	32%	66	22%
Theresa Taylor Olson 7610 ½ John Avenue Superior, WI 54880	Services valued at $1,200 ($200 per voting common share). Services include: handling possible financing options for the Company with the NE Entrepreneur Fund of the Development Association of Douglas County, Small Business Administration and this Offering.	6	3%	6	2%

Financial Statements, page 55

43. **Please remove the compilation report from your Form 1-A, as association from an accountant absent an audit report provides no basis for reliance.**

   The compilation report has been removed.

44. **Please include a Statement of Changes in Shareholder's Equity that complies with generally accepted accounting principles for the period of inception to your fiscal year-end (December 31, 2008) and for the interim period from the end of your most recent fiscal year to the date of your most recent balance sheet being presented (January 1, 2009 – July 31, 2009 in this instance). See part F/S of Form 1-A.**

   A Statement of Changes in Shareholder's Equity that complies with generally accepted accounting principles for the period of inception to your fiscal year-end (December 31, 2008) and for the interim period from the end of the most recent fiscal year to the date of the most recent balance sheet being presented is included.

Oakleys Shooting Range, Inc.

Statements of Income, page 3

Statements of Cash Flows, page 4

45. **Please revise your Statements of Income and Cash Flows to include the interim period from the end of your most recent fiscal year (December 31, 2008) to the date of your most recent balance sheet being filed. You should continue to present the results within the column entitled 'August 6, 2008 (Date of incorporation) to July 31, 2009' pursuant to SFAS 7. See part F/S of Form 1-A.**

   Revised Statements of Income and Cash Flows is included.

46. **Please include a statement accompanying your statements of income acknowledging that all adjustments necessary for a fair statement of results for the interim period have been included. See Item (2), Part F/S of Form 1-A.**

   A statement accompanying the statements of income acknowledging that all adjustments necessary for a fair statement of results for the interim period have been included is now contained in the financial statements.

Notes to Financial Statements

Note C – Capital Stock, page 6

47. We note in Section 2.6 of your Code of Bylaws that preferred shareholders will receive 100% of available cash until they receive an amount up to 6% of their initial investment. Please disclose the rights and privileges of each class of capital stock. Refer to paragraph 4 of SFAS 129 for additional guidance.

The rights and privileges of each class of capital stock are included in the financial statements.

Note D – Related Party Transactions, page 6

48. We note your disclosure indicating three organizers of the Company are paying for their common stock purchases on a subscription basis, while one organizer was issued common stock for services performed. Please reconcile this disclosure to Item 5 in which you have indicated Nancy Bode, Joe Harrison, and Dan Parkinson provided $13,200 for consideration for 66 shares each, while Theresa Taylor Olson provided $1,200 in consideration for r6 shares. Also, your response to prior comment 75 from our March 27, 2009 comment letter indicates: "The shareholders have paid cash for their respective shares". As necessary, please revise your disclosures throughout Form 1-A to indicate the above shares were sold on a subscription basis rather than for cash.

The response has been amended to reflect Nancy Bode, Joe Harrison and Dan Parkinson's purchase of shares on a subscription basis. The response has also been amended to reflect Theresa Taylor Olson's receipt of her shares in exchange for her services to the Company. Theresa Taylor Olson's services include: handling possible financing options for the Company with the NE Entrepreneur Fund of the Development Association of Douglas County, Small Business Administration and this Offering.

Signatures

49. We note your response to comment 86. Please revise to also include the signature of your Chief Executive Officer in the section where the individuals sign in the noted capacities.

The signature of Nancy Bode, the Company's Chief Executive Officer, has been included in the section where the individuals sign in the noted capacities.

Part III. Exhibits

Exhibit 4 – Subscription Agreement

50. **Please revise the reference to "Offering" to read "Offering Statement" in the agreement.**

The reference to "Offering" has been amended to "Offering Statement" in the Subscription Agreement.

Exhibit 11 – Opinion re legality

51. **We note your response to comment 91. We also note your statement in the legality opinion by Murphy Desmond S.C. that the "shares of preferred and common stock to be sold by the Company have been duly authorized." Please note that counsel must also opine on whether the securities will, when sold, be legally issued, fully paid, and non-assessable. Please revise your legality opinion as appropriate.**

The opinion has been amended to state that the securities will, when sold, be legally issued, fully paid, and non-assessable.

52. **Please revise the reference to "Offering" in the legality opinion to "Offering Statement".**

The reference to "Offering" has been amended to "Offering Statement" in the legal opinion.

Sincerely,



Jennifer M. Krueger

JMK:lah
082217
SEC lt4
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cc: Ms. Nancy Bode (via U.S. mail and email)(w/enc.)